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                           UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549
                            SCHEDULE 13D


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        (Amendment No.    )*


                       PILLOWTEX CORPORATION
                         (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE
                    (Title of Class of Securities)

                             721501104
                           (CUSIP Number)

                         Jeffrey Hollander
                   6560 W. Rogers Circle, Suite 19
                        Boca Raton, FL  33487
                           (561) 997-6900
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                          FEBRUARY 20, 2001
      (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rules 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6

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                                                            PAGE 2 OF 6 PAGES

                                  SCHEDULE 13D


CUSIP No. 72150114

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jeffrey Hollander
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                              (b) / /
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3     SEC USE ONLY
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4     SOURCE OF FUNDS*
             PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                    / /
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
             US
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    NUMBER OF              7   SOLE VOTING POWER
     SHARES                       3,393,375
  BENEFICIALLY            ----------------------------------------------------
    OWNED BY               8   SHARED VOTING POWER
      EACH                       - 0 -
    REPORTING             -----------------------------------------------------
   PERSON WITH             9   SOLE DISPOSITIVE POWER
                                  3,393,375
                          -----------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                                  - 0 -
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,393,375
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       19.2%
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14  TYPE OF REPORTING PERSON*
                       OO
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*SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               PAGE 3 OF 6

                     STATEMENT PURSUTANT TO RULE 13D-1 OF THE

                     GENERAL RULES AND REGULATIONS UNDER THE

                    SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


The information furnished in response to each Item of this Schedule 13D is incorporated by reference in each other Item of the Schedule.

Item 1.      Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock, $.01 par value (the "Common Stock"), of Pillowtex Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4111 Mint Way, Dallas, TX 75237.

Item 2.      Identity and Background.

             (a) This statement is filed on behalf of Jeffrey Hollander (the "Reporting Person").

             (b)  The address of the Reporting Person:

                   6560 W. Rogers Circle, Suite 19
                   Boca Raton, FL  33487

             (c) The Reporting Person is the President and principal stockholder of Hollander Home Fashions Corp., a closely-held company engaged in the manufacture of pillows, comforters, and other bedding products. The address of Hollander Home Fashions Corp. is set forth in
Item 1(a) above.

             (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

             (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state secur-ities laws or finding any violation with respect to such laws.

             (f)  The Reporting Person is a citizen of the U.S.A.

Item 3.      Source and Amount of Funds or Other Consideration.

     On February 20, 2001, the reporting purchased 81,441 shares of the Issuer's Series A Redeemable Convertible Preferred Stock (the "Preferred Stock") in a privately negotiated transaction. The seller of the Preferred Stock was the Ravich Revocable Trust of 1989. The aggregate consideration paid by the Reporting Person for the Preferred Stock was $10,000 ($0.1228 per share). The funds for the purchase of the Preferred Stock came from the personal funds of the Reporting Person.

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                                                              PAGE 4 OF 6

Item 4.      Purpose of the Transaction.

     The Reporting Person purchased the Preferred Stock for investment purposes. The Reporting Person is engaged in a business similar to the business of the Issuer. The Reporting Person may seek to influence the control of the Issuer, and may propose that the Issuer engage in extraordinary transactions with the Reporting Person or third parties, possibly including asset dispositions. The Reporting Person possibly could seek representation on the Issuer's Board of Directors or partici-pate in the Issuer's bankruptcy proceedings.

     The Reporting Person retains the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, the Preferred Stock or any other Issuer securities at any time or to change the Reporting Person's investment intent, purposes, plans or proposals regarding the securities or the Issuer, to the extent deemed advisable in light of the Reporting Person's business objectives, market conditions or other circumstances.

     Except as set forth herein, the Reporting Person does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

             (a) As a result of the Reporting Person's purchase of 81,441 shares of Preferred Stock, the Reporting Person is the beneficial owner of the 3,393,375 shares of the Issuer's Common Stock which could be acquired upon the conversion of the Preferred Stock, representing 19.2% of the Issuer's Common Stock outstanding as of November 9, 2000 (assuming full conversion of the Reporting Person's Preferred Stock).

     Pursuant to the terms of the Statement of Resolution of the Preferred Stock, each share is convertible into such number of shares of Common Stock as is determined by dividing (i) the sum of (A) $1,000 plus (B) any accrued but unpaid dividends, by (ii) $24 (defined as the "Conversion Price"). The Statement of Resolution provides that the Conversion Price is adjustable upon certain capital events of the Issuer (such as certain stock dividends, mergers and other specified events).

     Dividends on the Preferred Stock currently accrue at a rate of 10% per annum on the Stated Value of $1,000 per share of Preferred Stock. Dividends are payable in cash or in additional Preferred Stock on a quarterly basis on March 31, June 30, September 30 and December 31. If the December 31, 2000 dividend payment has been made in the form of additional shares of Preferred Stock, the Reporting Person would expect to receive approximately 2,036 additional shares of Preferred Stock, convertible into 84,833 shares of the Issuer's Common Stock representing an additional 0.48% of the Issuer's Common Stock assuming full conversion of all Preferred Stock and using the number of shares of Common Stock reported by the Issuer as outstanding on November 9, 2000. If subsequent quarterly dividend payments are made in the form of additional Preferred Stock, the number of shares of Common Stock beneficially owned by the Reporting Person will increase accordingly. The foregoing description of certain terms of the Statement of Resolution is qualified in its entirety by the terms thereof.

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                                                           PAGE 5 OF 6

     The statements in this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of any Common Stock other than the Common Stock of which such Reporting Person may be deemed the beneficial owner pursuant to the transactions described herein, for purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

          (b) The Reporting Person has sole voting and dispositive power over the shares of Common Stock beneficially owned by him.

          (c) The Reporting Person has had no other transaction in the Common Stock of the Issuer within the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See the response to Items 3, 4 and 5 of this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 1 -- Form of the Statement of Resolution for the Preferred Stock, incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 1999, filed by Pillowtex Corporation with the Securities and Exchange Commission on August 16, 1999.


                                Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 22, 2001


                                \s\ Jeffrey Hollander
                                 Jeffrey Hollander


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                                                       PAGE 6 OF 6

                         EXHIBIT INDEX


Exhibit                                                         Sequential
Number                    Description                           Page Number

1       Form of the Statement of Resolution for the Preferred
        Stock (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended July 3, 1999, filed by Pillowtex Corporation with the Securities and Exchange Commission on August 16, 1999).